
YUKON TERRITORY
TERRITOIRE DU YUKON
NWT
TN-O
BRITISH COLUMBIA
COLOMBIE-BRITANNIQUE
ALASKA
USA
CANADA
LEGEND / LÉGENDE
Provincial capital / Capitale provinciale
Other populated places / Autres lieux habités
Trans-Canada Highway / La Transcanadienne
Major road / Route principale
Ferry route / Traversier
International boundary / Frontière internationale
Provincial boundary / Limite provinciale
PACIFIC OCEAN
OCÉAN PACIFIQUE
Dease Lake
Fort Nelson
Stewart
New Hazelton
Prince George
Quesnel
Williams Lake
100 Mile House
Kamloops
Victoria
UNITED STATES OF AMERICA
ÉTATS-UNIS D'AMÉRIQUE
Scale / Echelle
WC URANIUM PROPERTY

WC URANIUM CLAIM 985362

PROPERTY LOCATION


WC URANIUM CLAIM 985362
Legend
Indian Reserves
National Parks
Parks
Mineral Tenures
Reserves (Sites)
Placer Claim Designation
Placer Lease Designation
No Staking Reserve
Conditional Reserve
Release Required Reserve
Surface Restriction
Recreation Area
Others
BCGS Grid
Annotation (1:250K)
Transportation - Points (1:250K)
Airfield
Anchorage - Seaplane
Ferry Route
Heliport
Seaplane Base
Air Field
Airport
Air Feature - Condition Unknown
Airport Abandoned
Transportation - Lines (1:250K)
Ferry Route
Aerial Cableway
Road (Gravel Undivided) - 1 Lane
Road (Paved Undivided) - Not Elevated - 1 Lane
Road (Paved Undivided) - Not Elevated - 2 Lanes
Road (Unimproved)
Road (Winter Road)
Trail
Tunnel
Bridge
Rail Line - Narrow Gauge - Single Track
Rail Line (Multiple Track)
Rail Line (Single Track)
Rail Line - Abandoned Track
Cable - Telephone
Scale: 1:245,000
DO NOT USE FOR NAVIGATION
Junction Sheep Range Park
92O.077
92O.078
92O.079
92O.080
OLD CLEMENES 16
92O.067
520011
985362
92O.069
WYCOTT'S FLAT 6
92O.070
DOG CREEK 4
DOG CREEK 1
MT ALEX
92O.057
92O.058
92O.059
92O.060
CANOE CREEK 3
505286
505296
Churn Creek Protected Area
317419
317421
356368
356310
92O.049
356317
356328
CANOE CREEK 1
92O.050
92O.047
0
5km
Map Center: 122°25' W, 51°35' N


1002042
1372
1430
1442
1424
1501
1450
1356
928710
0
325
650 m.
Map center: 51° 38' 30" N, 122° 28' 12" W

This map is a user generated static output from an Internet mapping site and is for general reference only. Data layers that appear on this map may or may not be accurate, current, or otherwise reliable. THIS MAP IS NOT TO BE USED FOR NAVIGATION.


PTrCvb
MPngs
Evc
MiPlCvb
BASALT CAP
WC CLAIM

1 km

Logging roads